Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Rumble Announces Confidential Submission of Draft Registration Statement on Form S-4 in Connection with Proposed Business Combination with Northern Data

LONGBOAT KEY, Fla., January 6, 2026, Rumble Inc. (NASDAQ: RUM) (“Rumble” or the “Company”), the Freedom-First technology platform, today announced that it has confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”) in connection with its previously announced proposed business combination with Northern Data AG (“Northern Data”). The Registration Statement includes a preliminary joint information statement/prospectus and has not yet been declared effective by the SEC. The confidential submission marks an important step in the process toward the launch of the exchange offer process.

Under its previously announced business combination agreement, Rumble will submit a voluntary public exchange offer to all shareholders of Northern Data, subject to the effectiveness of the Registration Statement and the satisfaction of certain other conditions. Once completed, the transaction will enable Rumble to scale and expand its cloud business with the addition of one of the largest estates of GPUs in Europe along with a data center business. In addition, the transaction is expected to accelerate Rumble’s international expansion strategy, provide a significant revenue growth opportunity, and enable an acceleration of Rumble’s creator, video and advertising AI roadmap.

Further details regarding the transaction are included in Rumble’s press release announcing the transaction issued on November 10, 2025, together with its Current Report on Form 8-K filed with the SEC on the same date. Commencement of the acceptance period for the offer and closing are expected to occur in the second quarter of 2026.

About Rumble

Rumble is a Freedom-First technology platform spanning video, cloud computing, and AI infrastructure with a mission to protect a free and open internet. The Company’s offerings deliver a scalable suite of solutions for creators, developers, enterprises, and institutions.

For investor inquiries, please contact:

Shannon Devine MZ Group, MZ North America

203-741-8811

investors@rumble.com

Contact: press@rumble.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act and/or a prospectus pursuant to the Regulation (EU) 2017/1129, as amended (the "EU Prospectus Regulation").

When the exchange offer referenced in this communication (the “Offer”) is launched in accordance with the definitive agreements for the transaction, such Offer will only be made pursuant to (i) the Registration Statement and related information statement and other relevant documents to be filed by Rumble with the SEC, (ii) a securities prospectus in accordance with the EU Prospectus Regulation (the "EU Prospectus") to be filed by Rumble with and to be approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin") and (iii) a separate offer document (the "Offer Document") which will contain the terms and conditions of the Offer in detail as well as other information regarding the Offer. BaFin's approval will only confirm that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Offer or Rumble's stock. The Offer Document will not be subject to review or registration proceedings of any securities regulator neither in nor outside the Federal Republic of Germany, and the Offer Document will not be approved or recommended by any such securities regulator, including the SEC or BaFin. Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC, (ii) the EU Prospectus following its approval by BaFin and (iii) the Offer Document in connection with the Offer, when launched, as they become available because they will contain important information about the transaction. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer, when launched. Investors and security holders of Northern Data will be able to obtain free copies of (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov, (ii) the EU Prospectus and the Offer Document through the website relating to the Offer (www.rumble-offer.com).

Neither the SEC, any U.S. state securities commission nor the BaFin has passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data Shares in a manner other than in the context of the Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer price as a result of such acquisitions.

Certain Information Regarding Participants

Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in any such solicitation, if applicable, which may, in some cases, be different from those of Rumble’s stockholders generally. Information regarding the directors and executive officers of Rumble is contained in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2024, and its Proxy Statement on Schedule 14A, dated April 25, 2025, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Rumble’s and Northern Data’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; risks that the condition to the publication of the offer document relating to the outcome of an independent investigation to be conducted by Northern Data into certain VAT tax-related allegations is not satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the ability to successfully complete the proposed transaction; regulatory or other limitations imposed as a result of the proposed transaction; the success of the business following the proposed transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the possibility that the requisite number of Northern Data’s shares may not be tendered in the exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that the announcement or consummation of the proposed transaction could have adverse effects on the market price of Rumble’s Class A common stock or Northern Data’s capital stock or the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in Northern Data’s annual and interim financial reports made publicly available and Rumble’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rumble’s Form 10-K for the fiscal year ended December 31, 2024 and Rumble’s Form 10-Q for the quarterly period ended September 30, 2025, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated transaction, will be more fully discussed in the information statement/prospectus and the offering prospectus that will be included in the Registration Statement that will be filed with the SEC, in the EU Prospectus or any supplements to be filed with BaFin or in the Offer Document or any supplements in connection with the contemplated transaction. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Rumble or Northern Data has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Rumble on the date hereof, and Rumble disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Rumble or Northern Data. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction or Rumble’s or Northern Data’s ability to successfully complete the proposed transaction or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Rumble’s and Northern Data’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Rumble does not assume any duty to update or revise forward-looking statements herein, whether as a result of new information, future events or otherwise, as of any future date.

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